[Letterhead of Fly Leasing Limited]

August 25, 2014

VIA EDGAR

Ms. Pamela Long
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

RE:        Fly Leasing Limited

Amendment No. 1 to Registration Statement on Form F-3

Filed August 25, 2014

File No. 333-197912

Dear Ms. Long:

Set forth below are the responses of Fly Leasing Limited (the “Company”) to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission by letter dated August 21, 2014 (the “Comment Letter”), with respect to the Registration Statement on Form F-3, filed August 6, 2014.

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold text. All references to page numbers and captions correspond to Amendment No. 1 to the Registration Statement on Form F-3 filed on August 25, 2014 (the “Registration Statement”) unless otherwise specified.

Cover Page

1.	We note disclosure that debt securities, preference shares, warrants, rights and units may be convertible or exercisable for common shares or preference shares or “other securities”. The staff advises that convertible or exercisable securities may not be issued for “other securities” that have not been registered under this registration statement. All of the underlying classes of securities to which the convertible securities relate must be identified in the registration statement.

Response: In response to the Staff’s comment, the Company has amended its disclosure to remove the reference to “other securities” on the cover page of the prospectus included in the Registration Statement.

Exhibit 5.2

2.	We note that the section (iv) in the first paragraph covers warrants and “other rights”. Please ensure that the legal opinion provides an opinion on all of the securities registered. Please refer to comment one above.

Response: In response to the Staff’s comment, the Company has filed an updated Exhibit 5.2 that does not include a reference to “other rights” with the Registration Statement.

* * * * * * *

The Company believes that the information contained in this response letter, together with the revised disclosure in the Registration Statement, is responsive to the Staff’s comments set forth in the Comment Letter.

Should you have any questions, please contact Boris Dolgonos at Jones Day, counsel to the Company, at (212) 326-3430, fax (212) 755-7306 or email: bdolgonos@jonesday.com.

Thank you for your continued assistance with this matter.

Very truly yours,

/s/ Gary Dales
Gary Dales
Chief Financial Officer

cc: Boris Dolgonos, Jones Day